Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: June 30, 2026

On June 30, 2026, Kevin McGurn, CEO of Trump Media & Technology Group Corp. made the following communication available on the social media platform identified below.

Truth Social: https://truthsocial.com/@kjmcgurn/116839843973966178

Also on June 30, 2026, TAE Technologies, Inc. issued the following press release.

TAE Power Solutions Ships First Hybrid Energy Storage Prototype System to MARA

FOOTHILL RANCH, Calif., June 30, 2026 /PRNewswire/ -- TAE Power Solutions, a technology company delivering advanced power management and energy storage solutions for a more resilient electric future, today announced the shipment of its first hybrid energy storage prototype system to MARA Holdings, Inc. (NASDAQ: MARA) (“MARA”), a leading energy and digital infrastructure company. This shipment marks the first field deployment of TAE Power Solutions’ hybrid energy storage architecture under the companies’ previously announced strategic collaboration to develop grid-responsive load management and energy storage solutions for power-intensive digital infrastructure operations.

The prototype system will be installed at a MARA site and used for field validation, tuning, development, and operational testing. The shipment represents a key milestone in the companies' commercial relationship and advances TAE Power Solutions' development of hybrid energy storage systems for demanding industrial power applications.

TAE Power Solutions’ hybrid architecture combines battery energy storage, ultracapacitor technology, advanced power electronics, and intelligent controls to support both sustained energy needs and fast-response power events. By pairing batteries with ultracapacitors, the system is designed to enable customers to manage load volatility, transient conditions, and high-performance duty cycles in applications where conventional battery-only energy storage systems may face performance or lifecycle limitations.

“Shipping our first hybrid energy storage prototype to MARA is an important step in our collaboration to move this technology from development into a real-world operating environment,” said Francisco Garcia, General Manager, Stationary Energy Storage at TAE Power Solutions. “MARA's operating profile gives us a valuable opportunity to validate performance, collect field data, and refine the system ahead of future production deployments. It is exactly the type of demanding power environment where hybrid storage can demonstrate its value.”

MARA is expected to use the prototype system as a development platform to refine system performance and operating modes at one of its sites, ahead of additional production hybrid energy storage system deployments planned for later this year. The deployment supports the companies' ongoing collaboration focused on managing load variability and supporting grid efficiency.

TAE Power Solutions’ hybrid energy storage platform is part of the company's broader portfolio of advanced energy storage and power management solutions for industrial, grid, and data center applications. The company's technology leverages its foundation in high-speed power electronics and precision control systems originally developed by TAE Technologies, Inc. (“TAE”) for its fusion energy programs.

Quick Facts:

•
Designed to extend battery life: Ultracapacitors can support a much higher number of charge / discharge cycles than conventional batteries, making them well suited for rapid power fluctuations. By routing those high-stress events through ultracapacitors, the hybrid system is designed to reduce battery cycling stress and support longer battery operating life.

•
Built for demanding energy profiles: As an integrated system, the hybrid platform is designed to support both short-duration power events and sustained energy needs in demanding applications such as high-performance computing and AI data centers.

•	Rooted in fusion-derived power expertise: The platform applies TAE's high-speed power management experience from fusion energy development to commercial energy and compute infrastructure applications.

About TAE Power Solutions

TAE Power Solutions is developing advanced power management and energy storage technologies for electric mobility, stationary storage, and critical power applications. A subsidiary of TAE, the company applies power electronics, controls, and energy storage expertise originally developed for fusion research to help make electrification more efficient, resilient, and scalable. For more information, visit https://power-solutions.tae.com/

Forward-Looking Statements

This communication contains statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of TAE Power Solutions' (collectively with any of its successors, subsidiaries or affiliates, the “Company”, “TPS” or “us”) regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than statements of historical fact, included in this communication are forward-looking statements. When used in this presentation, words such as “may,” “assume,” “forecast,” “could,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “designed,” “budget” and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events at the time such statement was made. Such statements are subject to a number of assumptions, risk and uncertainties, many of which are beyond the control of the Company. As a result, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the TMTG Merger and Where to Find It
In connection with the TMTG Merger, TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the TMTG Merger. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the TMTG Merger with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE TMTG MERGER, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation
TMTG and certain of its directors and executive officers, and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the TMTG Merger under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation may be found by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, TMTG’s subsequent Amendment No. 1 on Form 10-K/A to TMTG’s Annual Report on Form 10-K, filed with the SEC on April 30, 2026, TMTG’s subsequent Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026, TMTG’s definitive proxy statement for the 2026 annual meeting of shareholders when it becomes available, and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the TMTG Merger when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the TMTG Merger, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Cautionary Statement About Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding the TMTG Merger, TMTG’s ability to consummate the TMTG Merger, the benefits of the TMTG Merger and the combined company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated site selection criteria; development and construction timelines; plans for deployment of capital and the uses thereof; governance of the combined company; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s respective industries; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay site selection or the TMTG Merger or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE with respect to site selection or the TMTG Merger; (iii) the inability to complete the TMTG Merger due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the TMTG Merger disrupts TMTG’s or TAE’s current plans and operations; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the TMTG Merger, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the TMTG Merger; and (vi) costs related to the TMTG Merger, site selection or construction. The forward-looking statements in this communication are based upon information available to TMTG and TAE as of the date of this communication and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this communication, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended on April 30, 2026, as well as TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.